

April 25, 2018

Edward Margolin
Chief Executive Officer
Fraud Protection Network, Inc.
2500 E. Hallandale Beach Blvd, Ste 404
Hallandale Beach, FL 33009

   Re: Fraud Protection Network, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed January 17, 2018
    File No. 333-222586

Dear Mr. Margolin:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2018 letter.

Amendment No. 1 to Form S-1

Cover Page

1. We note your revisions in our response to our prior comment 1. Please further revise your cover page to indicate in the first paragraph that the selling shareholders will offer their shares at $1.50 per share until your shares are quoted on the OTCQB, as you disclose under the Plan of Distribution. Also provide this disclosure under "Prospectus Summery--The Offering" on page 4.

Plan of Distribution
OTC Markets OTCQB Considerations, page 57

2.   We note your response to our prior comment 6. Please further revise your disclosure to reflect the eligibility requirements for OTCQB, such as the minimum bid price test.

Financial Statements
Revenue Recognition and Deferred Revenue, page F-10

3.   Your disclosure on page F-10 states that "Software development revenue consists of fees derived primarily from the development of a new online platform that will help consumers make better decisions regarding their credit." You also state that you capitalize the expenditures associated with software development since you entered into a joint venture agreement with your customer whereby you shall share in the future profits derived from the platform.   Furthermore, on page F-9 and F-13 you disclose your policy for *internal-use* software. Please explain in detail your arrangement with your customer and how you are accounting for the joint venture. Explain to us how you will share future profits with your customer from the development of this software. Tell us who will own the rights to this software. Tell us in detail why you believe this software is for internal-use.

        You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

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